UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

January 22, 2004

CINAR Corporation (Translation of registrant’s name into English)

1055, René-Levesque Blvd East, Montréal, Quebec, Canada H2L 4S5 (Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F |_| Form 40-F |X|

[Indicate by checkmark whether the registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange act of 1934.

Yes |_| No |X|

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82- __________

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorised.

CINAR Corporation
(Registrant)

Date: January 22, 2004
	By:	/s/ Stuart Snyder
Stuart Snyder President & CEO

The following attached document is filed under this Form 6-K: EXHIBIT A: Press Release dated January 22, 2004 - CINAR BOARD AND PRESIDENT TO STEP DOWN UPON CLOSE OF TRANSACTION

TO:	News editors and directors, assignment editors, journalists and columnists: business, finance and communications news

FROM:	CINAR

DATE:	January 22, 2004

RE:	For immediate release

CINAR BOARD AND PRESIDENT TO STEP DOWN UPON CLOSE OF TRANSACTION Stuart Snyder to Remain CEO Through Closing

Montreal (Quebec) Canada – CINAR Corporation (CINAR) announced in its Management Proxy Circular mailed to shareholders yesterday that, should the arrangement providing for the acquisition of all outstanding shares of CINAR by an investor group comprised of Michael Hirsh, Toper Taylor and TD Capital Canadian Private Equity Partners be approved at the Special Meeting to be held February 17, 2004, the current Board of Directors will be replaced by persons representing the investor group. The employment contracts of certain senior executives will also be affected. Stuart Snyder, President and Chief Executive Officer, will leave the Company upon completion of the transaction, but remains in his position as President and CEO until that date.

“Throughout our lengthy negotiations, Messrs. Després and Snyder demonstrated their absolute dedication to maximizing the value of the Company,” said Michael Hirsh. “I am pleased that, in a spirit of mutual respect, we have been able to reach an agreement that we can submit to CINAR shareholders.”

“We met many potential purchasers before establishing our agreement with Mr. Hirsh’s group and it is clear, in my opinion and that of the Board, that his group has the financial resources, expertise and background in the industry to advance CINAR to a new level while providing shareholders with fair value for the Company,” said CINAR Chairman, Robert Despres.

“I want to take this opportunity to offer my very sincere personal thanks and that of the Board to Stuart Snyder, who, since joining CINAR, succeeded with his management team in reinvigorating the Company and increasing shareholder value. Once the decision was made to sell the Company, Mr. Snyder assumed full responsibility for the process, devoting immeasurable energy and effort to finalizing this agreement,” Mr. Després concluded.

“For me,” said Stuart Snyder, “the CINAR experience has been exciting and stimulating. I want to express my heartfelt thanks to the Board for its support during my tenure with the Company as well as to our management team and our employees whose creativity, efforts and enthusiasm under challenging circumstances have contributed so much to CINAR. I also want to express my appreciation to Michael Hirsh, Toper Taylor and TD Capital Canadian Equity Partners for their constructive negotiations and perseverance during the process. It is a pleasure working with them to assure a smooth transition and I wish them every success with the Company.

CINAR Corporation is an integrated entertainment and education company involved in the development, production, post-production and worldwide distribution of non-violent, quality programming and educational products for children and families.

Information:

Nathalie Bourque (514) 843-2309